UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108(1)

(CUSIP Number)

Hao Zhou

58.com Holdings Inc.
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China
+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 91818X108	13D	Page 2 of 10

(1)	Name of Reporting Persons 58.com Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,087,378(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 97,087,378(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,087,378(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 9.9%(3)
(14)	Type of Reporting Person (see instructions) CO

(2)	Represent all the Class A Ordinary Shares (as defined below) the Reporting Person will beneficially own upon the full conversion of the Note (as defined below) at the Initial Conversion Price (as defined blow).
(3)	Percentage ownership is calculated based on 880,678,805 ordinary shares outstanding as of February 28, 2019, comprising of (i) 839,868,944 Class A Ordinary Shares, and (ii) 40,809,861 Class B Ordinary Shares (as defined below), as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission (as defined below) on April 29, 2019. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. In computing the percentage ownership of the Reporting Person, Class A Ordinary Shares not outstanding which are subject to the Notes are deemed outstanding for such Reporting Person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

CUSIP No. 91818X108	13D	Page 3 of 10

(1)	NAME OF REPORTING PERSON: 58.com Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,087,378(4)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 97,087,378(4)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,087,378(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(5)
(14)	TYPE OF REPORTING PERSON CO

(4)	Represent all the Class A Ordinary Shares the Reporting Person will beneficially own upon the full conversion of the Note (as defined below) at the Initial Conversion Price.
(5)	Percentage ownership is calculated based on 880,678,805 ordinary shares outstanding as of February 28, 2019, comprising of (i) 839,868,944 Class A Ordinary Shares, and (ii) 40,809,861 Class B Ordinary Shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission on April 29, 2019. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. In computing the percentage ownership of the Reporting Person, Class A Ordinary Shares not outstanding which are subject to the Notes are deemed outstanding for such Reporting Person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

CUSIP No. 91818X108	13D	Page 4 of 10

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 under the Act:

58.com Holdings Inc.
58.com Inc.

(collectively, the “Reporting Persons”)

(b)	The Reporting Persons’ business address is Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

(c)

The principal business of 58.com Holdings Inc. is investments. The name, business address, present principal occupation or employment and citizenship of each of the directors of 58.com Holdings Inc. are set forth on Schedule A hereto and are incorporated herein by reference.

58.com Holdings Inc. is a wholly owned subsidiary of 58.com Inc. 58.com Inc. operates an online marketplace for classifieds in China, enabling local business and consumer users to connect, share information and conduct business. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of 58.com Inc. are set forth on Schedule B hereto and are incorporated herein by reference.

(d) – (e)	During the last five years, the Reporting Persons, and to the best knowledge of the Reporting Persons, the persons listed on Schedule A and Schedule B hereto: (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	58.com Holdings Inc. is a business company incorporated under the laws of the British Virgin Islands. 58.com Inc. is an exempted company incorporated under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Purchase of Convertible Notes

On May 29, 2019, the Issuer, 58.com Holdings Inc., Redrock Holdings Investments Limited, a company incorporated under the laws of the British Virgin Islands (“Redrock”), TPG Growth III SF Pte. Ltd., a private company limited by shares duly incorporated and validly existing under the laws of Singapore (“TPG”), ClearVue UXin Holdings, Ltd., a company duly incorporated and validly existing under the laws of the Cayman Islands (“Clearvue”), Magic Carpet International Limited, a business company duly incorporated and validly existing under the laws of the British Virgin Islands (“Magic Carpet”), and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), a limited partnership formed under the laws of the PRC (the “EBF”) (58.com Holdings Inc., Redrock, TPG, Clearvue, Magic Carpet and EBF, each a “Note Holder” and collectively, the “Note Holders”) entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which the Issuer issued to the Note Holders certain convertible notes (the “Notes”) in an aggregate principal amount of US$230 million, of which 58.com Holdings Inc. purchased from the Issuer a Note in a principal amount of US$100 million.

Each Note will bear interest at a rate of 3.75% per annum from the issuance date and mature in five years thereafter. After a 180-day period following the issuance of the Note, the Note will be convertible into Class A Ordinary Shares at a conversion price of US$1.03 per share (the “Initial Conversion Price”), subject to certain adjustments, at the option of the Note Holder. Each Note Holder is entitled to customary registration rights with respect to all the Class A Ordinary Shares that the Note convert into.

CUSIP No. 91818X108	13D	Page 5 of 10

The foregoing description of the terms of the Note Purchase Agreement is not complete and is qualified in its entirety by reference to the text of the Note Purchase Agreement, which is filed herewith as Exhibit 7.02, and incorporated herein by reference.

The Note was purchased by 58.com Holdings Inc. using its own capital.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Investors’ Rights Agreement

In connection with the purchase of the Notes, on June 10, 2019, an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) was entered into by and among the Issuer, 58.com Holdings Inc., Redrock, TPG, (58.com Holdings Inc., Redrock and TPG, each an “Investor,” and collectively the “Investors”), Mr. Kun Dai, the chairman of the board of directors (the “Board”) and chief executive officer of the Issuer (the “Founder”), Xin Gao Group Limited, a business company duly incorporated and validly existing under the laws of the British Virgin Islands, which is beneficially owned by the Founder through a trust and of which the Founder is the sole director (“Xin Gao”), Gao Li Group Limited, a business company duly incorporated and validly existing under the laws of the British Virgin Islands, which is wholly owned by the Founder and of which the Founder is the sole director (“Gao Li”, together with the Founder and Xin Gao, collectively the “Founder Parties”), and JenCap UX, an exempted company incorporated and validly existing under the laws of the Cayman Islands (“JenCap UX”).

Director Nomination Right

Pursuant to the Investors’ Rights Agreement, the Board shall consist of eight directors whereby each of the Investors and the Founder shall be entitled to nominate one director, the Investors shall be entitled to collectively nominate two independent directors, and the Founder shall be entitled to nominate one independent director, subject to certain limitations set forth in the Investors’ Rights Agreement. Each party to the Investors’ Rights Agreement has agreed that it or he will exercise its or his respective voting rights to ensure the composition of the Board is as set forth in the Investors’ Rights Agreement.

The table below sets forth the information on Class A Ordinary Shares beneficially owned by each person or group indicated as of the date of the Investors’ Rights Agreement to the best knowledge of the Reporting Persons:

Beneficial Owner	Number of Shares	Percentage of Class (%)*
58.com Holdings Inc.(1)	97,087,378	9.9
Redrock Holdings Investments Limited(2)	151,032,260	16.4
TPG Growth III SF Pte. Ltd.(3)	78,385,277	8.3
Founder Parties(4)	133,980,161	15.2
JenCap UX (5)	27,572,210	3.1

*	For each person and group included in this column, percentage ownership is calculated based on 880,678,805 ordinary shares outstanding as of February 28, 2019, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission on April 29, 2019. In computing the percentage ownership of a person or a group holding any Note, Class A Ordinary Shares not outstanding which are subject to the Notes are deemed outstanding for such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.
(1)	Represent 97,087,378 Class A Ordinary Shares 58.com Holdings Inc. will beneficially own upon the full conversion of the Note it holds at the Initial Conversion Price.
(2)	Represent the sum of (i) 112,197,309 Class A Ordinary Shares in the form of 37,399,103 American depositary shares (the “ADSs”) of the Issuer held by Redrock, and (ii) 38,834,951 Class A Ordinary Shares Redrock will beneficially own upon the full conversion of the Note it holds at the Initial Conversion Price.
(3)	Represent the sum of (i) 20,132,850 Class A Ordinary Shares held by TPG, and (ii) 58,252,427 Class A Ordinary Shares TPG will beneficially own upon the full conversion of the Note it holds at the Initial Conversion Price.
(4)	Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao, (ii) 17,276,410 Class A Ordinary Shares directly held by Gao Li, (iii) 61,129,800 Class A ordinary shares directly held by Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company, and (iv) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G filed by Mr. Dai, among others, on February 11, 2019.
(5)	Represents 27,572,210 Class A Ordinary Shares directly held by JenCap UX.

CUSIP No. 91818X108	13D	Page 6 of 10

Executive Committee

During the three years following the issuance of the Notes, which may be extended by another two years if all Investors agree to extend (the “Initial Period”), for so long as the Investors hold in aggregate no less than 30% of the aggregate principal amount of the Notes they hold on June 10, 2019, the Note issuance date, the Board shall maintain an executive committee (the “Executive Committee”) which shall consist of directors nominated by each of the Investors and the Founder. Schedule B to the Investors’ Rights Agreement sets forth the matters that are overseen by the Executive Committee.

Reserved Matters

During the Initial Period, without the affirmative prior written consent or approval of the required number of Investors as provided for in the Investors’ Rights Agreement, the Issuer shall not take any actions with respect to the matters set forth on Schedule D to the Investors’ Rights Agreement.

Share Transfer Restriction

The Founder Parties also agreed that during the Initial Period, (i) they will not transfer any of their shares without the prior written consent of each of the Investors, and (ii) the Founder shall not and shall cause Xin Gao not to convert any Class B ordinary share of the Issuer (the “Class B Ordinary Shares”) held by Xin Gao into Class A Ordinary Share.

The foregoing description of the terms of the Investors’ Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Investors’ Rights Agreement, which is filed herewith as Exhibit 7.03, and incorporated herein by reference.

Xin Gao has executed and delivered an equity mortgage over shares in favor of the Investors creating a first priority security interest over the 40,809,861 Class B Ordinary Shares held by Xin Gao as security for, among other things, certain of its obligations under the Investors’ Rights Agreement.

Except as set forth in this Schedule 13D, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Ordinary Shares beneficially owned by them (or any shares of Class A Ordinary Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The responses to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 880,678,805 ordinary shares outstanding as of February 28, 2019, comprising of (i) 839,868,944 Class A Ordinary Shares, and (ii) 40,809,861 Class B Ordinary Shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission on April 29, 2019. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. In computing the percentage ownership of a Reporting Person, Class A Ordinary Shares not outstanding which are subject to the Notes are deemed outstanding for such Reporting Person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

Except as disclosed in this Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)	Except as disclosed in this Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.

CUSIP No. 91818X108	13D	Page 7 of 10

(d)	Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

7.01	Joint Filing Agreement
7.02	Convertible Note Purchase Agreement dated May 29, 2019
7.03	Investors’ Rights Agreement dated June 10, 2019

CUSIP No. 91818X108	13D	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2019

58.com HOldings Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

58.com Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

CUSIP No. 91818X108	13D	Page 9 of 10

SCHEDULE A

Directors of 58.com Holdings Inc.

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Jinbo Yao	Director	Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China	People’s Republic of China

CUSIP No. 91818X108	13D	Page 10 of 10

SCHEDULE B

Directors and Executive Officers of 58.com Inc.

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Jinbo Yao	Chairman and Chief Executive Officer	*	People’s Republic of China

Xiaoguang Wu	Director	*	People’s Republic of China

Frank Lin	Independent Director	2420 Sand Hill Road Suite 200, Menlo Park, CA 94025, U.S.	United States of America

Herman Yu	Independent Director	Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC	United States of America

Chi (Eric) Zhang	Independent Director	Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong	Hong Kong Special Administrative Region

Jiandong Zhuang	Co-President	*	People’s Republic of China

Mingke He	Co-President	*	People’s Republic of China

Xiaohua Chen	Chief Strategic Officer	*	People’s Republic of China

Hao Zhou	Chief Financial Officer	*	People’s Republic of China

Hongyu Xing	Chief Technology Officer	*	People’s Republic of China

Minghui Xiang	Chief People Officer	*	People’s Republic of China

Wei Ye	Deputy Chief Financial Officer	*	United States of America

*	Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China